January 10, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549-4720

Phone: (202) 551-3658

Fax: (202) 772-9217

Re:	Eastern Insurance Holdings, Inc.

Form 10-K for the year ended December 31, 2009,

Form 10-Q for the quarter ended September 30, 2010

Form 8-K filed December 9, 2010

File No. 001-32899

Dear Mr. Rosenberg:

I am writing on behalf of Eastern Insurance Holdings, Inc. (“EIHI” or the “Company”) in response to the Staff’s comment letter dated December 30, 2010 (the “Comment Letter”) relating to the Company’s 2009 Form 10-K (“Form 10-K”), Form 10-Q for the quarter ended September 30, 2010 (“Form 10-Q”) and its Form 8-K filed December 9, 2010 (“Form 8-K”). We appreciate the Staff’s review of, and comments to, the Form 10-K, Form 10-Q and Form 8-K. Set forth below are the Staff’s numbered comments and the Company’s responses.

Form 10-Q September 30, 2010

Note 3. Sale of Eastern Life, page 9

1.	Please provide us proposed disclosure to be included in future filings related to your presentation of discontinued operations to include the amount of revenue and pretax profit or loss reported. Refer to ASC 205-20-50-1.

Response:

Please refer to the proposed disclosure below.

Proposed Disclosure:

During the year ended December 31, 2010, EIHI disposed of its group benefits insurance operations and the majority of its run-off specialty reinsurance operations. As a result of the dispositions, the group benefits insurance and the run-off specialty reinsurance segments have been reflected in the consolidated financial statements as discontinued operations.

U.S. Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

The following table provides the assets and liabilities of the group benefits insurance segment and run-off specialty reinsurance segment that are included in discontinued operations on EIHI’s consolidated balance sheet as of December 31, 2009:

	Group Benefits Insurance	Run-Off Specialty Reinsurance	Total
ASSETS
Investments:
Fixed income securities	$30,173	$43,114	$73,287
Equity securities	941	4,386	5,327
Other long-term investments	2,118	—	2,118

Total investments	33,232	47,500	80,732

Cash and cash equivalents	16,176	1,022	17,198
Accrued investment income	220	—	220
Premiums receivable	53	(253)	(200)
Reinsurance recoverable on paid and unpaid losses and LAE	16,167	—	16,167
Deferred income taxes, net	6	—	6
Federal income taxes recoverable	685	—	685
Other assets	396	—	396

Total assets	$66,935	$48,269	$115,204

LIABILITIES
Reserves for unpaid losses and LAE	$30,419	$31,602	$62,021
Unearned premium reserves	83	—	83
Advance premium	1,063	—	1,063
Accounts payable and accrued expenses	1,392	—	1,392
Reinsurance premiums payable	202	—	202
Benefit plan liabilities	311	—	311

Total liabilities	$33,470	$31,602	$65,072

Sale of Eastern Life

On June 21, 2010, EIHI completed the sale of its wholly-owned group benefits insurance subsidiary, Eastern Life, to Security Life Insurance Company of America (“Security”). The agreement effected a statutory merger of Eastern Life into Security, with Security continuing as the surviving corporation. Total transaction consideration to EIHI was $34,102, which represented Eastern Life’s GAAP shareholder’s equity as of May 31, 2010 plus $250. The consideration consisted of cash and a $1,750 promissory note from Security’s parent. The note bears interest at 4.0%, payable quarterly, and is due in full on July 1, 2013.

The issuance of the promissory note is considered a non-cash investing activity and has been excluded from the consolidated statement of cash flows for the year ended December 31, 2010.

The sale of Eastern Life resulted in the recognition of a gain totaling $564, which is included in discontinued operations. Transaction expenses related to the sale of Eastern Life totaled $958 ($623, net of tax) for the year ended December 31, 2010, and have been included in discontinued operations. Certain corporate expenses previously reported in the group benefits insurance segment were reclassified to continuing operations. The reclassification of these corporate expenses totaled $500 for each of the years ended December 31, 2010, 2009, and 2008.

U.S. Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

For the years ended December 31, 2010, 2009, and 2008, the group benefits insurance segment reported net premiums earned of $18,262, $35,937, and $36,723, respectively, and total revenue of $20,563, $40,745, and $33,505, respectively. Income (loss) before income taxes in the group benefits insurance segment totaled $952, $4,157, and $(2,239) for the years ended December 31, 2010, 2009, and 2008, respectively.

Sale of Eastern Atlantic RE

On December 9, 2010, EIHI completed the sale of Eastern Atlantic RE (“Atlantic RE”) to an investor group advised by Dowling Advisors, Inc. (“Dowling”). Atlantic RE is a Cayman Islands reinsurance company and was part of EIHI’s run-off specialty reinsurance segment. Under the terms of the sale, Dowling purchased 100% of the outstanding stock of Atlantic RE for $2,300 of cash.

The sale of Atlantic RE resulted in the recognition of a pre-tax loss totaling $14,539 ($14,539 after-tax), which is included in discontinued operations. The loss includes the recognition of an estimated contingent profit commission of $3,018, which is based on the adequacy of the run-off specialty reinsurance segment’s reserves for losses and LAE as of September 30, 2010, compared to a predetermined targeted reserve for losses and LAE. Transaction expenses related to the sale of Atlantic RE totaled $510 for the year ended December 31, 2010, and have been included in discontinued operations.

For the years ended December 31, 2010, 2009, and 2008, the run-off specialty reinsurance segment reported net premiums earned of $1, $1,133, and $9,682, respectively, and total revenue of $2,742, $1,635, and $10,878, respectively. The loss before income taxes in the run-off specialty reinsurance segment totaled $(122), $(319), and $(17,689) for the years ended December 31, 2010, 2009, and 2008, respectively.

Form 8-K filed December 9, 2010

2.	On December 9, 2010 you sold Eastern Atlantic RE for $2.3 million of cash. The estimated after-tax loss on the sale is $14.5 million. Provide us the amount of pre-tax loss and tell us why recognition of the loss in the quarter ending December 31, 2010 is appropriate and why recognition in an earlier period was not required. Explain why you believe the reserve for insurance losses was adequate in prior periods. Also explain why you believe recognizing $3.0 million of contingent profit commission is appropriate and why the $3.0 million should not be recognized when and if realized.

Response:

On December 9, 2010 you sold Eastern Atlantic RE for $2.3 million in cash. The estimated after-tax loss on the sale is $14.5 million. Provide us the amount of the pre-tax loss and tell us why recognition of the loss in the quarter ended December 31, 2010 is appropriate and why recognition in an earlier period was not required.

The amount of pre-tax loss on the sale of Eastern Atlantic RE is $14.5 million ($14.5 million after-tax). There is no tax effect related to the loss on the sale as a result of significant losses incurred by Eastern Atlantic RE’s parent, Eastern Re Ltd., SPC, during 2008. The loss was recognized in the quarter ended December 31, 2010 as this was the quarter in which the amount of the loss became

U.S. Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

estimable and a sale of Eastern Atlantic RE, probable. In prior quarters, the Company had not made a decision that selling Eastern Atlantic Re was the proper course of action as we also were considering retaining the business or effecting a commutation or loss portfolio transfer all of which we disclosed in Part II, Item 1A. Risk Factors, in our Form 10-Q as follows:

A Divestiture of our Specialty Reinsurance Business Could Result in a Material Loss

We are exploring the sale of our run-off specialty reinsurance business, which principally reinsured a large primary carrier who insured first and third party claims related to underground storage tanks. This line of business was placed in run-off effective July 1, 2008. The sale of the run-off specialty reinsurance business could be accomplished through the sale of our shares of our wholly-owned subsidiary, Eastern Re, a loss portfolio transfer or a commutation with the primary insurer. Any sale or similar transaction could result in a material loss that would adversely affect our results of operation in the period in which the transaction occurs.

Because management was evaluating various options with respect to this business, the sale was not considered probable prior to the fourth quarter. Therefore, the Eastern Atlantic RE business was not considered held for sale in accordance with ASC 360-10-45 and fair value treatment was not appropriate.

Explain why you believe the reserve for insurance losses was adequate in prior periods.

Our reserve setting process for Eastern Atlantic RE within the Specialty Reinsurance segment, which is described in detail in our Form 10-Q and Form 10-K filings, uses actuarial methodologies coupled with input from a detailed claim-by-claim review of each open claim. We use this information to record our best estimate of the claims related to this business. The annual audit of the claims played a significant role in our reserving process during 2010. As we disclosed in our Form 10-Q, in our most recent annual audit of claims, which was performed during the second quarter of 2010, we reviewed and evaluated all information contained in the claims files and recorded an estimate of the ultimate loss and loss adjustment expense accordingly. Because this is a run-off portfolio under claims made reinsurance contracts that were terminated in 2008, we had the ability to do an audit of all open claims reported to us by the ceding company. In determining management’s best estimate, the Company considers the various loss indications produced by the actuarial and claims audit methods. Considering the results of the methods, the inherent strengths and weaknesses of each method, as well as other statistical information, the Company determined and recorded its best estimate of reserves for losses and loss adjustment expenses. Management believes its best estimate of recorded reserves for losses and loss adjustment expenses is representative of the inherent uncertainty surrounding reserving for this long-tail line of business.

The following is an excerpt from our December 2009 10-K, in which we describe our reserving process for our Specialty Reinsurance Segment:

The Company analyzes its ultimate losses and LAE for the run-off specialty reinsurance segment after consideration of the loss experience on each treaty for each underwriting year on a quarterly basis. The methodologies that the Company employs include, but may not be limited to, paid loss development methods and incurred loss development methods similar to those described in the workers’ compensation insurance and segregated portfolio cell reinsurance segments above.

U.S. Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

In applying these methods, the Company evaluates loss development trends by underwriting year to determine various assumptions that are required as inputs in the actuarial methodologies it employs. These typically involve the analysis of historical loss development trends by underwriting year. In addition to the use of historical loss development data, the Company utilizes external or internal benchmark sources of information for which it has limited loss development data to calculate credible trends. External benchmarks are not precise with respect to the run-off specialty reinsurance segment’s environmental claims and historical data is subject to changes in claim payment patterns at the ceding company, which adds additional uncertainty related to the estimation of the reserves for unpaid losses and LAE. The evaluation of the reserve for unpaid losses and LAE related to the run-off specialty reinsurance segment requires that loss development be estimated over an extended period of time.

The Company relies on information provided by ceding companies regarding premiums and reported claims, and then uses that data as a key input to estimate unpaid losses and LAE. Since the Company relies on claims information reported by ceding companies, the estimation of unpaid losses and LAE for the run-off specialty reinsurance segment includes certain risks and uncertainties that do not exist with its other segments, and include, but are not necessarily limited to, the following:

•

The case reserves recorded by the ceding company may not represent a reasonable estimate of the underlying exposure, be otherwise inaccurate or necessary case reserve increases may not be recorded in a timely manner.

•

The reported claims information could be inaccurate, and/or could be subject to significant reporting lags. Such potential inaccuracies or reporting lags would increase the risk of reserve estimation error.

•

A significant amount of time can lapse between the assumption of risk, occurrence of a loss event, the reporting of the event to an insurance company, often referred to as the primary company or cedant, the subsequent reporting to the reinsurance company, referred to as the reinsurer, and the ultimate payment of the claim on the loss event by the reinsurer.

•

Because the primary insurer under these programs changed in 1999, historical loss data has limited relevance. Therefore, reliance has been placed on a blend of historical loss development data and industry loss development patterns adjusted, based on the management’s judgment, to reflect considerations particular to the exposure. The reliance on external benchmarks, while necessary, creates an additional element of uncertainty.

In order to mitigate the above risks, the Company performs quarterly reviews of the ceding companies’ detailed claim reports to assess the reasonableness of the reported claim information. Additionally, Company claim personnel perform an annual claims audit at the ceding company to evaluate internal controls surrounding the claims handling and administration.

We noted in past filings with the Commission, the additional uncertainty associated with this business due to the fact that loss development is estimated over an extended period of time and the significant

U.S. Securities and Exchange Commission

Division of Corporate Finance

January 10, 2011

reliance on claim information reported to it by the ceding company in addition to the inherent uncertainty surrounding environmental liabilities, in general. The market price received for the net shareholder’s equity in Eastern Atlantic RE is impacted to a significant extent by the inherent volatility and significant uncertainty in reserving for this business and the corresponding return on capital required by a prospective purchaser to assume such risks. The loss on the sale of Eastern Atlantic RE represents the difference between the fair value of the liabilities based on negotiations with a financial buyer and the best estimate of ultimate loss recorded by the Company. It is management’s view that this difference is attributable to the significant uncertainty with respect to long-tail environmental claims. These uncertainties were disclosed as one of our critical accounting estimates in our prior filings. We understood this distinction and had disclosed in our prior filings that a divestiture could result in a material loss and that is precisely what has occurred. The sales price reflects the high risk-adjusted return on invested capital that a financial buyer demands to assume this long-term risk. As a result, this determination of fair value by a buyer involves considerations different from the consideration used to establish loss reserves. In the fourth quarter, EIHI and its Board of Directors made a decision that selling Eastern Atlantic RE was the best course of action for the Company due to the significant reliance on information provided to it by the ceding company, inherent uncertainty and historic volatility of this business and its strategic desire to exclusively focus on its profitable workers’ compensation insurance business prospectively.

Also explain why you believe recognizing $3.0 million of a profit commission is appropriate and why the $3.0 million should not be recognized when and if realized.

Under the terms of the stock purchase agreement, EIHI is eligible to receive up to $4.0 million based on the adequacy of the sold reserves for losses and loss adjustment expense. The $3.0 million recorded receivable represents management’s estimate of the fair value of such consideration.

I hope that the foregoing has been responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company also acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (717) 735-1660.

Sincerely,

/s/ Kevin M. Shook Kevin M. Shook
Executive Vice President, Treasurer and Chief Financial Officer

KMS/wss